Exhibit 99.2

Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation March 27, 2025

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND or CTA filing for pre - clinical stage product candidates, the timing of BLA filings for clinical stage product candidates, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

3 Commercializing PRAME cell therapy in 2L cutaneous melanoma Expanding the PRAME commercial opportunity to additional solid cancer types and earlier lines of treatment IMA203 expansion into uveal melanoma through ongoing Phase 1b trial IMA203CD8 GEN2 in PRAME+ solid cancers, starting with gynecologic cancers IMA402 in 1L cutaneous melanoma, gynecologic cancers, sqNSCLC, breast cancer & others EXPECTED MILESTONES IMA203 Ph1b data with extended follow - up and additional uveal melanoma patients: 2025 IMA203CD8 Ph1a data incl. ovarian cancer: 2025 IMA402 Ph1a data in 2L melanoma: 2025 EXPECTED MILESTONES IMA401 Ph1a data with head & neck cancer focus: 2025 IMA401 Ph1a data with NSCLC focus: 2026 IMA401 in 1L sqNSCLC, HNSCC, bladder cancer & others Multiplexing of TCR Bispecifics covering multiple targets including PRAME, MAGEA4/8 & other undisclosed targets Advancement of mRNA - encoded TCER® molecules in collaboration with Moderna Leveraging the potential of our proprietary platform to provide innovative therapeutics and unlock more cancer types EXPECTED MILESTONES Interim data analysis 2 : 1Q26 Final analysis 2 : 4Q26 BLA submission: 1Q27 Launch: 3Q27 RMAT designation 1 by FDA received Phase 3 SUPRAME trial initiated; Primary endpoint: PFS for full approval Large addressable patient population: 7,300 * 2L patients in US & EU5 Commercial buildout initiated including in - house state - of - the - art TCR - T manufacturing 1 Includes all benefits of Breakthrough Therapy Designation; 2 Triggered upon the occurrence of a defined number of events for PFS (progressive disease or death); * PRAME + /HLA - A*02:01 + addressable patient population, source: Clarivate Disease Landscape and Forecast 2025; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy ; E U5: France, Germany, Italy, Spain, United Kingdom; PFS: progression - free survival; BLA: Biologics license application; sqNSCLC: squamous non - small - cell lung cancer, HNSCC: head and neck squamous cell carcinoma I n t r o Strong Cash Position into 2H 2027 to Deliver on Pipeline Strategic Priorities in 2025 and Beyond

4 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 With or without checkpoint inhibitor (pembrolizumab); 3 mRNA - enabled in vivo expressed TCER® molecules; 4 Immatics’ proprietary ACTallo® platform utilizing Editas’ CRISPR gene editing technology; 2L Melanoma: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; HNSCC: head and neck squamous cell carcinoma; sqNSCLC: squamous non - small - cell lung cancer Phase 3 Phase 2 Phase 1b 1 Phase 1a 1 Preclinical Indication Modality Product Candidate Target 2L Melanoma ACTengine® IMA203 PRAME Uveal melanoma ACTengine® IMA203 Undisclosed ACTengine® + mRNA IMA203 Gynecologic cancers ACTengine® IMA203CD8 Other solid cancers Melanoma, others TCER® IMA402 HNSCC, sqNSCLC, others TCER® IMA401 2 MAGEA4/8 COL6A3+ solid cancers ACTengine® IMA204 Other T a rge ts Undisclosed TCER® Undisclosed 3 Undisclosed ACTengine® Undisclosed 4 Undisclosed ACTallo® IMA30x I n t r o A Transformative Oncology Pipeline Across Modalities and Indications Leveraging the Full Potential of 2 Therapeutic Modalities and 4 Clinical Candidates in Multiple Indications

Immatics’ Clinical Portfolio Clinical Activity 1 P ositi o ni n g Next Expected Mile st o ne Expanding the PRAME cell therapy opportunity to additional solid cancer types beyond melanoma and earlier lines of treatment Data updates on all clinical assets throughout 2025 4 Clinically Active TCR Candidates Across 2 Modalities Cell Therapy IMA203 (PRAME) IMA203CD8 (PRAME) TCR Bispecifics IMA402 (PRAME) IMA401 (MAGEA4/8) 54% (14/26) cORR 12.1 months mDOR 6 months mPFS mOS not reached Immatics‘ first TCR therapeutic to access market in 2L melanoma, expansion to uveal melanoma Phase 1b data with extended follow - up and addtl. uveal melanoma patients in 2025; Phase 3 interim analysis 2 in Q1 2026 41% (14/34) cORR 9.2 months mDOR Enhanced pharmacology provides potential to expand PRAME cell therapy to tumor - agnostic label in PRAME+ solid cancers, starting with gynecologic cancers Phase 1a data including ovarian cancer 2025 Initial clinical signal/first PRs observed and depending on target expression and TCER® dose Targeting 1L in cut. melanoma, gynecologic cancers, sqNSCLC, breast cancer & others Phase 1a data to deliver clinical PoC in last - line melanoma 2025 Targeting 1L sqNSCLC, HNSCC, bladder cancer & others Phase 1a data with focus on head & neck cancer 2025 S ta tus Phase 3 SUPRAME trial enrolling patients Dose escalation ongoing Early dose escalation ongoing 29% (5/17) ORR 25% (4/16) cORR in patients with MAGEA4/8 high expression at relevant doses 53% (9/17) DCR 53% (8/15) tumor shrinkage Dose escalation ongoing I n t r o 1 Data cut - off dates: IMA203: Aug 23, 2024; IMA203CD8: Sep 30, 2024; IMA402: Nov 6, 2024; IMA401: Jul 23, 2024; 2 Triggered upon the occurrence of a defined number of events for PFS (progressive disease or death); 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; cORR: confirmed objective response rate; mDOR: median duration of response; mPFS: median progression - free survival; OS: overall survival; PR: partial response; sqNSCLC: squamous non - small - 5 cell lung cancer; HNSCC: head and neck squamous cell carcinoma; DCR: disease control rate

Breadth of PRAME Commercial Opportunity in Solid Cancers Based on Positive Data and High Unmet Need 6 ~230k addressable PRAME + /HL A - A * 02:0 1 + patients in the US & EU5 Near - T erm Mid - & Long - Term 2L Unresectable or Metastatic Cutaneous Melanoma IMA203 BRAF WT or BRAF mutated Unresectable or Metastatic Uveal Melanoma IMA203 2L Solid Tumors IMA203CD8 Gynecologic cancers, sqNSCLC, HNSCC, breast cancer, others 1L Solid Tumors IMA402 Cutaneous melanoma, gynecologic cancers, sqNSCLC, breast cancer, others ~7.3k ~1.3k ~75k ~145k All patient numbers refer to PRAME + /HLA - A*02:01 + patients in the US and EU5 in 2025 and assume patients can be treated with both TCER® and ACTengine®, Source: Clarivate Disease Landscape and Forecast; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; EU5: France, Germany, Italy, Spain, United Kingdom; WT: wild type, sqNSCLC: squamous non - small - cell lung cancer, HNSCC: head and neck squamous cell carcinoma I n t r o

Realizing the Multi - Cancer Opportunity of PRAME ACTengine® IMA203 / IMA203CD8 (TCR - T) and TCER® IMA402 (TCR Bispecific) 7 Cancer Cell Death PRAME is one of the most promising and prevalent clinically validated solid tumor targets known to date I n t r o Phase 3 in cut. melanoma and Phase 1b in uveal melanoma ongoing 1 PRAME target prevalence is based on TCGA (for SCLC: in - house) RNAseq data combined with a proprietary mass spec - guided RNA expre ssion threshold; 2 Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=61); NSCLC: Non - small cell lung cancer, TNBC: Triple - negative breast cancer, HNSCC: Head and neck squamous cell carcinoma; HCC: Hepatocellular carcinoma % PRAME positive patients 1 Indication 100% up to 100% 95% 95% 90% 85% 70% 65% 45% up to 40% 35% 25% 25% 25% 25% 20% 20% Uterine Carcinosarcoma Sarcoma Subtypes Uterine Carcinoma Cut. Melanoma Uveal Melanoma 2 Ovarian Carcinoma Squamous NSCLC TN BC Small Cell Lung Cancer Kidney Carcinoma Cholangio c a r cinoma Adeno NSCLC Breast Carcinoma HNS CC Esophageal Carcinoma HCC Bladder Carcinoma IMA402 TCR Bispecific Phase 1a ongoing IM A 203 TCR - T Phase 1a ongoing, incl. ovarian cancer IMA203CD8 2 nd gen TCR - T

Leadership in the Development of TCR - based Therapies Two Distinct TCR - based Therapeutic Modalities in Clinical Development 8 I n t r o 1 Target product profile (TPP) in monotherapy in 2L settings at recommended phase 2 dose (“RP2D”). Other factors such as mPFS (median progression free survival) and mOS (median overall survival) in Phase 1b vs. Phase 1a may also be considered. LYMPHODEPLETION & INFUSION T u mor cell HLA Target pep tide ADMINIST R ATI O N TO PATIENT LEUKAPHERESIS GENETIC ENGINEE R ING & EXPANSION TCER® PRODUCTION “O FF - THE - SHELF” PRODUCT TCER® (TCR Bispecifics) Half - life extended (HLE) T cell engager, repeat dose (typically q2w) A p p l i c a t i o n : Primarily frontline (+ adjuvant) combination setting P osi t ioning: Outpatient administration, hospitals and community centers Depl o ym e n t : ≥20% cORR, ≥6 months mDOR TPP at RP2D 1 : ACTengine® (Autologous TCR - T) Single dose (no tumor surgery, no high - dose IL - 2) A p p l i c a t i on: Primarily second line and later monotherapy setting P osi t ioning: Administered in specialized academic medical centers; potential for outpatient administration Deployment : ≥40% cORR, ≥6 months mDOR TPP at RP2D 1 : ACTengine® TCE R®

ACTengine® IMA203 – TCR - Based Cell Therapy Targeting PRAME 9

The ACTengine® IMA203 Commercial Opportunity in Melanoma TCR - Based Cell Therapy Targeting PRAME 10 IMA203 Opportunity ~7.3k addressable PRAME + /HLA - A*02:01 + patients in the US & EU5 ~1.3k addressable PRAME + /HLA - A*02:01 + patients in the US & EU5 All patient numbers refer to PRAME+/HLA - A*02:01+ patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; EU5: France, Germany, Italy, Spain, United Kingdom IMA203 2L Unresectable or Metastatic Cutaneous Melanoma US EU5 ~3.7k ~3.6k Unresectable or Metastatic Uveal Melanoma US EU5 ~0.6k ~0.7k

IMA203 Data cut - off Aug 23, 2024 11 SUPRAME Phase 3 trial in 2L cutaneous melanoma actively enrolling patients 1 Includes all benefits of Breakthrough Therapy Designation; * PRAME + /HLA - A*02:01 + addressable patient population, source: Clarivate Disease Landscape and Forecast 2025; CRS: cytokine release syndrome; ICANS: immune effector cell associated neurotoxicity syndrome; cORR: confirmed objective response rate; mDOR: median duration of response; mPFS: median progression - free survival; OS: overall survival ; mFU: median follow - up; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; EU5: France, Germany, Italy, Spain, United Kingdom ACTengine® IMA203 TCR - T Targeting PRAME in Melanoma Positive Data and High Unmet Need Favorable T ole r ability Mostly mild to moderate CRS Infrequent ICANS (5.7% Gr1, 4.3% Gr2, 4.3% Gr3) No treatment - related deaths Potential for outpatient administration Compelling Response Rate 54% (14/26) cORR 46% ( 12 / 26 ) of the patients had deep responses (≥50% tumor size reduction) Durable R espons e s 12.1 months mDOR and ongoing responses for over two years mPFS of 6 months mPFS 13 months in patients with deep responses mOS not reached (mFU 8.6 months) Rapid & Robust Manufacturing Fast turnaround time: 7 days + 7 days QC release testing >95% manufacturing success rate to reach target dose Optimized process to achieve desirable cellular functionality Commercial Opportunity ∼ 9k * addressable patients in US/EU5 in cutaneous and uveal melanoma FDA RMAT designation 1 received in multiple PRAME expressing cancers, including cutaneous and uveal melanoma

ACTengine® IMA203 TCR - T Monotherapy – Patient Journey 12 1 Gragert et al. 2013 and census numbers; HLA - A*02:01 prevalence in Immatics’ clinical trials: US 65% and Germany 55% as of March 2025; 2 30 mg/m 2 Fludarabine and 500 mg/m 2 Cyclophosphamide for 4 days; 3 1m IU daily days 1 - 5 and twice daily days 6 - 10, total dose is approx. only 5% of the overall dose for high - dose IL - 2 given typically with TIL therapy (Sarnaik et al. 2021 Journal of Clinical Oncology); Manufacturing success rate as of Aug 23, 2024 IMA203 HLA - A*02:01 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase Manufacturing by Immatics Infusion of ACTengine® cell therapy product Safety and efficacy monitoring for 12 months Lymphodepletion 2 Low dose IL - 2 3 Leukapheresis as source for cell product Process time of 14 days 7 - day manufacturing process applying CD8/CD4 T cell selection 7 - day QC release testing ≥95% of cutaneous melanoma patients are PRAME - positive  no target testing in SUPRAME trial Inclusion by HLA testing only – no PRAME testing required Fast turn - around - time (2 weeks) and manufacturing success rate >95% Favorable tolerability profile with potential outpatient administration – no high - dose IL - 2 Standard leukapheresis for product manufacturing – no need for tumor biopsy or surgery Prevalence 1 : US: 41%, EU: 48%

ACTengine® IMA203 TCR - T in Melanoma Data cut - off Aug 23, 2024 13 1 All infused patients; *Cutaneous melanoma patients had a median of 2 prior lines of checkpoints; RP2D: recommended phase 2 dose; CPI: Checkpoint inhibitors; EC1: 0.06 - 0.12x10 9 TCR - T cells/m 2 BSA; DL3: 0.2 - 0.48x10 9 TCR - T cells/m 2 BSA, DL4: 0.2 - 1.2x10 9 TCRTT cells/m 2 BSA, DL5: 1.201 - 4.7x10 9 TCR - T cells/m 2 BSA Melanoma Efficacy Population 1 Melanoma Dose Escalation Population Total Safety Population Melanoma (Phase 1b, at RP2D) M e lanoma (Phase 1a) All Comers (Phase 1a and Phase 1b) N= 28 N= 13 N= 12 N= 1 N=2 Total Cutaneous melanoma Uveal melanoma Melanoma of unknown primary Mucosal melanoma N=11 N=8 N=2 N=1 Total Cutaneous melanoma Uveal melanoma Mucosal melanoma N= 70 N= 41 N= 29 Total Melanoma Other Number of patients 2 (0, 6) 1* (0, 4) 4 (2, 7) 2 (1, 4) 3 (0, 9) 2 (0, 4) Prior lines of systemic treatment (median, min, max) Thereof CPI (melanoma only) (median, min, max) 60.7 81.8 64.3 LDH at baseline >1 x ULN [% of patients] 107.5 (15.0, 309.8) 117.5 (37.0, 211.0) 117.8 (15.0, 309.8) Baseline tumor burden Median Target lesion sum of diameter [mm] (min, max) 82.1 63.6 65.7 Liver/brain lesions at baseline [% of patients] 0% 100% 11% 89% 4% 96% Stage [% of cut., muc., unk. melanoma patients] IIIb/IIIc/IVM1a IVM1b/c/d DL4/5 EC1/DL3/4 DL1 - 5 Dose level 4.1 (1.3, 10.2) 0.586 (0.10, 2.09) 2.09 (0.08, 10.2) Total infused dose TCR - T cells [x10 9 ] Melanoma Efficacy Population 1 (N=28) Melanoma Patients in Phase 1b Dose Expansion RP2D defined at 1 - 10x10 9 TCR T cells (DL4/5) Heavily Pretreated Patient Population Total Safety Population (N=70) Phase 1a Dose Escalation Dose Level 1 - 4 (total safety pop. N=28) Phase 1b Dose Expansion Dose Level 4/5 (total safety pop. N=42) IMA203

Data cut - off Aug 23, 2024 14 * One grade 3 CRS only after exploratory second infusion; CRS and ICANS graded by CARTOX criteria (Neelapu et al ., 2019); ICANS: Immune effector cell - associated neurotoxicity syndrome Most Frequent Adverse Events of IMA203 Across All Dose Levels in Phase 1a/b N=70 Patients Across All Dose Levels in Phase 1a/b (Total Safety Population) • Most frequent adverse events were expected cytopenias (Grade 1 - 4) associated with lymphodepletion in all patients • Mostly mild to moderate cytokine release syndrome (CRS) • 37% (26/70) Grade 1 • 46% (32/70) Grade 2 • 11% (8/70) Grade 3 * • Infrequent ICANS (6% Grade 1, 4% Grade 2, 4% Grade 3) • No IMA203 - related deaths • Tolerability in the melanoma subset is generally consistent with the full IMA203 monotherapy tolerability profile Favorable tolerability profile for IMA203 TCR T - cell therapy at recommended Phase 2 dose (1x10 9 to 10x10 9 TCR - T cells) supporting potential outpatient administration IMA203

Tolerability Profile of IMA203 Across All Dose Levels in Phase 1a/b All treatment - emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment . Adverse events were coded using the Medical Dictionary for Regulatory Activities . Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5 . 0 . Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu et al . , 2019 ) . Patients are counted only once per adverse event and severity classification . Based on interim data extracted from open clinical database ( 23 - Aug - 2024 ) ; 1 Two patients with disease progression after first IMA 203 infusion received exploratory second IMA 203 infusion . They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table : First patient : Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria ; Second patient : Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia ; 2 Fatal adverse events were not considered related to any study drug ; 3 Patient died from sepsis of unknown origin and did not receive IMA 203 TCR - T cells ; 4 DLT : Dose limiting toxicity in phase 1 a at DL 2 reported on March 17 , 2021 ICANS : Immune effector cell - associated neurotoxicity syndrome All ≥Grade 3 Adverse Events (N=70 1 ) TEAEs by maximum severity for all patients in Phase 1a and Phase 1b (N=70 1 ) Data cut - off Aug 23, 2024 15 ≥ Grade 3 Adverse event ( System organ class , Preferred term) % No. 100.0 70 Patients with any adverse event 12.9 9 Adverse Events of Special Interest 11.4 8 Cytokine release syndrome 4.3 3 ICANS 100.0 70 Blood and lymphatic system disorders 88.6 62 Neutropenia 55.7 39 Lymphopenia 54.3 38 Leukopenia 51.4 36 Anaemia 34.3 24 Thrombocytopenia 2.9 2 Febrile neutropenia 1.4 1 Cytopenia 1.4 1 Leukocytosis 14.3 10 Infections and infestations 2.9 2 Urinary tract infection 1.4 1 Appendicitis 1.4 1 COVID - 19 1.4 1 Cytomegalovirus infection reactivation 1.4 1 Enterococcal infection 1.4 1 Human herpesvirus 6 encephalitis 1.4 1 Infection 1.4 1 Orchitis 1.4 1 Sepsis 2,3 1.4 1 Septic shock 2 14.3 10 Investigations 8.6 6 Alanine aminotransferase increased 7.1 5 Aspartate aminotransferase increased 2.9 2 Blood creatinine increased 1.4 1 Blood alkaline phosphatase increased 1.4 1 Blood bilirubin increased 1.4 1 Blood fibrinogen decreased 1.4 1 Lymphocyte count increased 14.3 10 Respiratory, thoracic and mediastinal disorders 5.7 4 Hypoxia 2.9 2 Pleural effusion 1.4 1 Bronchial obstruction 1.4 1 Dyspnoea 1.4 1 Epistaxis 1.4 1 Laryngeal inflammation 1.4 1 Respiratory failure table continued… 10.0 7 Metabolism and nutrition disorders 4.3 3 Hypokalaemia 4.3 3 Hyponatraemia 2.9 2 Hypophosphataemia 1.4 1 Dehydration 1.4 1 Failure to thrive 10.0 7 Vascular disorders 8.6 6 Hypertension 1.4 1 Hypotension 8.6 6 Renal and urinary disorders 5.7 4 Acute kidney injury 1.4 1 Nephritis 1.4 1 Proteinuria 7.1 5 Gastrointestinal disorders 4.3 3 Abdominal pain 1.4 1 Diarrhoea 1.4 1 Ileus 1.4 1 Vomiting 5.7 4 General disorders and administration site conditions 1.4 1 Fatigue 1.4 1 General physical health deterioration 3 1.4 1 Pyrexia 1.4 1 Swelling face 5.7 4 Skin and subcutaneous tissue disorders 4.3 3 Rash maculo - papular 1.4 1 Eczema 4.3 3 Cardiac disorders 4.3 3 Atrial fibrillation 4 2.9 2 Eye disorders 1.4 1 Periorbital oedema 1.4 1 Ulcerative keratitis 2.9 2 Injury, poisoning and procedural complications 1.4 1 Humerus fracture 1.4 1 Infusion related reaction 2.9 2 Musculoskeletal and connective tissue disorders 1.4 1 Back pain 1.4 1 Muscle spasms Adverse event ( System organ class , Preferred term) ≥ Grade 3 No. % table continued… 2.9 2 Nervous system disorders 1.4 1 Headache 1.4 1 Posterior reversible encephalopathy syndrome 1.4 1 Endocrine disorders 1.4 1 Inappropriate antidiuretic hormone secretion 1.4 1 Hepatobiliary disorders 1.4 1 Cholangitis 1.4 1 Immune system disorders 1.4 1 Haemophagocytic lymphohistiocytosis 1.4 1 Reproductive system and breast disorders 1.4 1 Vaginal haemorrhage Adverse event ( System organ class , Preferred term) ≥ Grade 3 No. % IMA203

Clinical Anti - Tumor Activity of IMA203 Monotherapy in Melanoma Objective Responses in Heavily Pretreated Patients in Phase 1b (N=28 # ) Data cut - off Aug 23, 2024 16 on g oing # First tumor assessment post infusion pending for two melanoma patients at data - cut; * Maximum change of target lesions and RECIST1.1 response at different timepoints. ** Tumor shrinkage of target lesions; 1 Patient is off study at data cut - off; 2 Patient out of study due to PD (external assessment); Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Median DOR is analyzed by using the Kaplan - Meier method; Overall survival (OS) and progression - free survival (PFS) censored at data - cut; BL: Baseline; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate, mFU: median follow - up 54% (14/26) c O RR 12.1 months (4.2, 25.5+ months) 9.3 months median DOR (min, max) mFU 7/14 confirmed responses ongoing 6.0 months (0.3+, 26.8+ months) median PFS (min, max) Not reached (0.3+, 26.8+ months) 8.6 months median OS (min, max) mFU 62% (16/26) ORR 88% (23/26) Tumor shrinkage ** 92% (24/26) DCR (at week 6) IMA203

Duration of IMA203 Monotherapy Responses in Melanoma Durable Responses 2+ Years after Treatment in Heavily Pretreated Patients in Phase 1b (N=28 # ) Ongoing Scans at approximately week 6, month 3 and then every 3 months Data cut - off Aug 23, 2024 17 # First tumor assessment post infusion pending for two melanoma patients at data - cut; * Tumor shrinkage of target lesions; 1 Patient out of study due to PD (external assessment) 2 Patient is off study at data cut - off; Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Median DOR is analyzed by using the Kaplan - Meier method; Overall survival (OS) and progression - free survival (PFS) censored at data - cut; BL: Baseline PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate, mFU: median follow - up 54% (14/26) c O RR 12.1 months (4.2, 25.5+ months) 9.3 months median DOR (min, max) mFU 7/14 confirmed responses ongoing 6.0 months (0.3+, 26.8+ months) median PFS (min, max) Not reached (0.3+, 26.8+ months) 8.6 months median OS (min, max) mFU 62% (16/26) ORR 88% (23/26) Tumor shrinkage * 92% (24/26) DCR (at week 6) IMA203

Significant Shift in PFS and OS Between Dose Escalation & Dose Expansion mPFS of 6 Months and mOS Not Reached in Melanoma Efficacy Population Progression Free Survival Data cut - off Aug 23, 2024 18 Overall Survival Overall survival (OS) and progression - free survival (PFS) censored at data - cut; * These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross - trial comparisons cannot be made, and no head - to - head clinical trials have been conducted mPFS N 2.6 months 11 Dose Escalation 6.0 months 28 Dose Expansion mOS N 6.3 months 11 Dose Escalation Not reached 28 Dose Expansion Log - rank test: p=<0.0001 Log - rank test: p=0.0003 • Significant shift in mPFS and mOS between melanoma patients treated during the dose escalation and dose expansion phase • mPFS in dose escalation is comparable to reported data in 2L+ cutaneous melanoma population * • mOS in dose escalation is shorter than reported mOS for 2L+ cutaneous melanoma population * • All patients in the dose escalation group died, and 20/28 patients are alive in dose expansion IMA203

IMA203 Phase 1b in Melanoma: Overview of Studies PFS and OS Data in Melanoma Cohorts mOS (months) mPFS (months) Prior lines of therapies Melanoma patient population N Phase Drug Product not r e a ched 6.0 4% n=0, 18% n=1, 32% n=2, 29% n=3:, 4% n=4, 11% n=5, 4% n=6 86% received prior CPI (median of 1 prior line of CPI in overall population, median of 2 prior lines of CPI in cut. melanoma) Median of 2 prior lines, median of 2 prior lines in cut. melanoma 46% cutaneous 43% uveal 11% other 28 1b (Dose Expansion) IMA203 in Melanoma 6.3 2.6 0% n=1, 27% n=2, 73% n>2 prior lines 100% received prior CPI (median of 2 prior lines of CPI, median of 2.5 prior lines of CPI in cut. melanoma) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma 73% cutaneous 18% uveal 9% other 11 1a (Dose Escalation) IMA203 in Melanoma 5.3 2.5 0% n=1, 16% n=2, 84% n>2 prior lines 100% received prior CPI (median 3 prior lines of CPI) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma 63% cutaneous 11% uveal 26% other 19 1a (Dose Escalation) IMA201/202/203 combined in Melanoma 13.9 4.1 median of 3 prior lines (min/max: 1/9) 100% received prior CPI 54% cutaneous 0% uveal 45% other 153 2 Lifileucel (C - 144 - 01, Cohort 2+4) 1 11.6 2.9 57% n=1, 27% n=2, 12% n>2 prior lines 99% received prior CPI 85% cutaneous 0% uveal 15% other 238 3 Tilsotolimod + Ipilimumab (ILLUMINATE - 301) 2 14.7 2.1 46% n=1, 35% n=2, 19% n≥3 prior lines 99% received prior CPI 68% cutaneous 0% uveal 32% other 354 1/2 Nivolumab + Relatlimab (RELATIVITY - 020, D1 Cohort) 3 Data cut - off Aug 23, 2024 19 1 Chesney et al., 2022; 2 Diab et al., 2024; 3 Ascierto et al., 2023 PFS: progression - free survival; OS: overall survival; CPI: checkpoint inhibitor These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross - trial comparisons cannot be made, and no head - to - head clinical trials have been conducted. IMA203

Enhanced mPFS of >1 Year in Melanoma Patients with Deep Responses N=26 # • 46% (12/26) patients in dose expansion have a deep response (≥50% tumor reduction) • This subgroup of patients has highly medically meaningful mPFS of more than 1 year • Patients with <50% tumor reduction (including tumor size increase) still observe a more than 2x longer mPFS as compared to patients treated in dose escalation with suboptimal doses Data cut - off Aug 23, 2024 20 mPFS N 2.6 months 11 Dose Escalation IMA203 5.7 months 14 * Dose Expansion IMA203 <50% tumor size reduction (including tumor size increase) 13.4 months 12 Dose Expansion IMA203 > 50% tumor size reduction # Excluding two patients that were infused but did not have their first tumor assessment post baseline at data - cut; * Includes one patient with ongoing SD 4.4 months after infusion with tumor reduction <50%; mPFS: median progression - free survival Log - rank: p=0.0033 IMA203

SUPRAME: Registration - Enabling Randomized Phase 3 Trial Actively Enrolling Patients, ~50 Sites Planned across the US and Europe 21 ACTengine® IMA203 N=180 Investigator’s choice of selected approved treatments N=180 En d poi n ts • Primary Endpoint • PFS, which allows trial readout quicker than overall survival - based endpoint • Secondary Endpoints • Overall survival • Safety • ORR + DOR • Patient - reported outcomes (EORTC QLQ - C30, EQ - 5D - 5L) 1 A pre - specified interim data analysis will be triggered upon the occurrence of a defined number of events for PFS (progressive disease or death) anticipated to occur after approximately 200 patients are enrolled in 1Q 2026; 2 Triggered upon the occurrence of a defined number of events for PFS (progressive disease or death); 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; mPFS: me dia n progression - free survival, ORR: objective response rate; DOR: Duration of response; BLA: Biologics license application Randomization 1:1 Expected timelines of the SUPRAME trial Patient Population: Unresectable or metastatic melanoma post - treatment with a checkpoint inhibitor (2L) N=360 IMA203 December 2024 SUPRAME Phase 3 trial start Q1 2026 Interim analysis 1 Q4 2026 Final analysis 2 Q1 2027 BLA submission Q3 2027 Laun ch Nivolumab/Relatlimab, Nivolumab, Ipilimumab, Pembrolizumab, Lifileucel (US), Chemotherapy

Cell Therapy Manufacturing Facility To Support IMA203 BLA and Commercialization 22 IMA203 • ~100,000 sq ft state - of - the - art research & GMP manufacturing facility • Modular design for efficient and cost - effective scalability - total of 8 manufacturing suites, plus further expansion space • Capacity sufficient to serve early - stage and registration - directed clinical trials as well as planned commercial supply • In - house manufacturing and QC allows full control of process, product and costs • Located in the Houston Metropolitan Area, Texas, offering economic labor and operating costs and talent pool highly qualified in cell therapy manufacturing & QC

ACTengine® IMA203CD8 – Expansion of the PRAME Commercial Opportunity Beyond Melanoma 23

Expansion of PRAME Commercial Opportunity Beyond Melanoma Second Generation ACTengine® IMA203CD8 Leveraging CD8 and CD4 T Cells 24 IMA203CD8 Opportunity 2L Solid Tumors All patient numbers refer to PRAME + /HLA - A*02:01 + patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom 1 Bajwa et al. 2021 Journal for Immunotherapy of Cancer; 2 Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy; sqNSCLC: squamous non - small - cell lung cancer, HNSCC: head and neck squamous cell carcinoma The PRAME + /HLA - A*02:01 + addressable patient opportunity incl. indications with both high and medium - level PRAME expression is ~75k per year IMA203CD8 • Co - transduction of CD8αβ alongside PRAME TCR adds functional CD4 + T cells designed to boost cytotoxicity • Proof of concept from preclinical experiments 1 and CD19 CAR T cell studies in leukemia 2 • First clinical data with IMA203CD8 in Phase 1a dose escalation indicates potential for deeper responses and targeting both high and medium - level PRAME indications EU5 US 2k 2k Ovarian 2k 2k Uterine 10k 7k sqNSCLC 2k 2k HNSCC 8k 5k Breast 18k 16k Others TUMOR CELL DEATH CD 8 - enginee r ed CD4 T CELL C ytotoxic Activity CD8 T CELL T cell Help C ytotoxic Activity CD8 P RA M E TCR

ACTengine® IMA203CD8 TCR - T Targeting PRAME Summary: Clinical Data & Next Steps Data cut - off Sep 30, 2024 25 Dose escalation ongoing to investigate full clinical potential in hard - to - treat solid tumors outside of melanoma IMA203CD8 T ole r ability Manageable tolerability ≥Grade 3 AEs mainly expected cytopenia DLTs at DL4b led to dose adjustment to DL4a Adjustments to DL4a dosing and criteria enable higher dose exploration Ongoing dose escalation to reach RP2D, both in melanoma and indications outside melanoma Deep and durable objective responses at low doses 41% (14/34) cORR (at presumably suboptimal doses) 84% (32/38) of patients had tumor shrinkage; two patients with complete response of target lesions 9.2 months mDOR with 3 confirmed responses ongoing at 1+ years Activity & Duration of Response Development Potential Focus on indications with both high and medium - level PRAME expression startin CD g 8 with gynecologic cancers Pursue tumor - agnostic label in PRAME+ cancers to leverage full breadth of PRAME, incl. NSCLC, triple - negative breast cancer, others Possibility to administer IMA203CD8 without post - infusion IL - 2 AE: adverse event; DLT: dose - limiting toxicity; RP2D: recommended phase 2 dose; cORR: confirmed objective response rate; mDOR: median duration of response; NSCLC: non - small - cell lung cancer

Tolerability of IMA203CD8 Monotherapy All ≥Grade 3 Adverse Events (N=44) Data cut - off Sep 30, 2024 26 IMA203CD8 … table continued 100.0 44 Patients with any adverse event 9 .1 4 Immune system disorders 15.9 7 Adverse events of special interest 9 .1 4 Haemophagocytic lymphohistiocytosis 2 13.6 2.3 6 1 Cytokine release syndrome 1 Immune effector cell - associated neurotoxicity syndrome 9 .1 4 4.5 2.3 2.3 2.3 2 1 1 1 Pneum on ia Infection Sepsis 3 Systemic candida 100.0 44 Blood and lymphatic system disorders 90.9 56.8 56.8 34.1 25.0 4.5 40 25 25 15 11 2 Neutropenia Anaemia Lymphopenia T h romboc ytop e n ia Leukopenia Febrile neutropenia 6 .8 3 Gastrointestinal disorders 4.5 2.3 2 1 Diarrhoea Abdominal pain 6 .8 3 Skin and subcutaneous tissue disorders 20.5 11.4 11.4 4.5 2.3 2.3 2.3 9 5 5 2 1 1 1 Investigations Alanine aminotransferase increased Aspartate aminotransferase increased Blood creatinine increased Blood alkaline phosphatase increased Blood bilirubin increased Gamma - glutamyltransferase increased 4.5 2.3 2.3 2 1 1 Rash Alopecia Rash maculo - papular 6 .8 3 Vascular disorders 6 .8 3 Hypertension 4 .5 2 Nervous system disorders 13.6 6 Metabolism and nutrition disorders 2.3 2.3 1 1 Neurotoxicity 2 Syncope 4.5 2.3 2.3 2.3 2.3 2.3 2 1 1 1 1 1 Hypophosphataemia Acidosis Decreased appetite Hyperglycaemia Hype r magnesaemia Hypoalbuminaemia 4 .5 2 Renal and urinary disorders 2.3 2.3 1 1 Acute kidney injury Urinary tract obstruction 2.3 2.3 1 1 Hepatobiliary disorders Hepatic function abnormal 11.4 5 General disorders and administration site conditions 11.4 2.3 5 1 Fatigue Oedema peripheral 2 .3 1 Reproductive system and breast disorders 2 .3 1 Pelvic pain 11.4 5 Musculoskeletal and connective tissue disorders 6.8 4.5 4.5 2.3 3 2 2 1 Bone pain Myalgia Back pain Arthralgia Adverse event ( System organ class , preferred term) ≥ Grade 3 No. % TEAEs by maximum severity for all patients (N=44) Adverse event ( System organ class , preferred term) ≥ Grade 3 No. % All treatment - emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient are presented; 1 DLT: Dose limiting toxicity in patient DL4b - 04. 2 DLTs in patient DL4b - 01; CRS: cytokine release syndrome, HLH: hematophagocytic lymphohistiocytosis • Overall manageable tolerability profile • Expected cytopenias • Mostly mild to moderate CRS:  36% (16/44) Grade 1  48% (21/44) Grade 2  11% (5/44) Grade 3  2% (1/44) Grade 4 • DLTs in 2 patients at DL4b as previously reported by the Company:  Patient DL4b - 01: high in vivo T cell expansion, Grade 4 neurotoxicity, Grade 4 CRS, Grade 3 HLH  Patient DL4b - 04: Grade 3 CRS defined by Grade 3 ALT resolved to Grade 2 within 10 days; no need for vasopressors or ventilation 3 • No IMA203CD8 - related patient death • Consecutive modification of inclusion/exclusion criteria + IL - 2 scheme • Dose escalation ongoing based upon manageable tolerability in patients at DL4a 3 Possibly related Grade 5 event as previously reported was determined by the PI to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunosuppression from Flu/Cy (possibly related), high grade HLH event, the toxicity management and the fast - progressive disease

Clinical Anti - Tumor Activity of IMA203CD8 Monotherapy (N=41) Ongoing Dose Escalation Data cut - off Sep 30, 2024 27 IMA203CD8 41% (14/34) cORR 9.2 months 2.0+, 23.5+ 13.1 months median DOR (min, max) mFU 10/17 responses ongoing including 3 confirmed responses at 1+ year Deep responses with ≥50% tumor size reduction in 11/17 responders incl. 2 patients with complete response of target lesions 41% (17/41) ORR 84% (32/38) Tumor shrinkage 3 85% (34/40) DCR 4 (at week 6) ongoing * Maximum change of target lesions and RECIST1.1 response at different timepoints; 1 Patients off study at data - cut; 2 Metabolic CR according to PET - CT; 3 Three patients excluded from tumor shrinkage analysis and figures due to lack of post - treatment assessment; 4 One patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation. Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Median DOR is analyzed by using the Kaplan - Meier method; Median Follow - up (mFU) is analyzed by using the reverse Kaplan - Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; CR: complete response; BL: Baseline; BOR: Best Overall Response; DCR: disease control rate; NSCLC: non - small - cell lung cancer

Duration of IMA203CD8 Monotherapy Responses (N=41) Ongoing Dose Escalation Data cut - off Sep 30, 2024 28 IMA203CD8 1 Metabolic complete response (CR) according to PET - CT 2 Patients off study at data - cut; 3 three patients excluded from tumor shrinkage analysis and figures due to lack of post - treatment assessment; 4 one patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation. 41% (14/34) cORR 9.2 months 2.0+, 23.5+ 13.1 months median DOR (min, max) mFU 10/17 responses ongoing including 3 confirmed responses at 1+ year Deep responses with ≥50% tumor size reduction in 11/17 responders incl. 2 patients with complete response of target lesions 41% (17/41) ORR 84% (32/38) Tumor shrinkage 3 85% (34/40) DCR 4 (at week 6) Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Median DOR is analyzed by using the Kaplan - Meier method; Median Follow - up (mFU) is analyzed by using the reverse Kaplan - Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response; DCR: disease control rate; NSCLC: non - small - cell lung cancer O ngoing

Opportunity of IMA203CD8 in Medium - Level PRAME Expressing Indications 29 * Patients treated at RP2D during Ph1b with evaluable post baseline assessments at data - cut off IMA203: Aug 23, 2024; BOR: best of response; PD: progressive disease; SD: stable disease; (c)PR: (confirmed) partial response; sqNSCLC: squamous non - small - cell lung cancer IMA203CD8 N=38 N=39* Number of patients 1.48 (0.443, 2.05) 5.09 (1.0, 10.2) Total infused dose TCR - T cells [x10 9 ] Deep responses with IMA203CD8 at low doses - 30% to - 50% - 50% to - 85% - 85% to - 100% PRAME expression level associates with IMA203 and IMA203CD8 activity Potential for targeting medium - level PRAME expressing tumors with IMA203CD8 IMA203CD8 offers similar responses at 1.5 x 10 9 total infused dose to those demonstrated by IMA203 at 3x higher dose. With higher doses currently being explored, IMA203CD8 may offer an enhanced opportunity to treat cancers with both high and medium - level PRAME expression including ovarian cancer, uterine cancer, sqNSCLC, triple - neg. breast cancer and others. Next clinical data update including focus on ovarian cancer in 2025 .

TCER® IMA402 - Off - the - Shelf TCR Bispecific Targeting PRAME 30

Expansion of the PRAME Commercial Opportunity to 1L Tumors Off - the - Shelf Biologic Approach to Target First Line Setting 31 IMA402 Opportunity All patient numbers refer to PRAME + /HLA - A*02:01 + patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; sqNSCLC: squamous non - small - cell lung cancer 1L Solid Tumors ~145k addressable PRAME + /HL A - A * 02:0 1 + patients in the US & EU5 • Off - the - shelf biologic for immediate treatment • Antibody - like properties: half - life extended (HLE) format with enhanced stability, t 1/2 1+ week(s) • Repeat dosing • Patient reach also into community setting TCR Bispecifics (TCER®) 2 1 3 Low - affi n i ty T cell recruiter against CD3/TCR Fc part for half - life extension, favorable stability and manu f act u r a b il i ty High - affinity TCR domains targeting XPRESIDENT® - selected tumor - specific peptide - HLA molecules EU5 US 6k 6k Cut. Melanoma 9k 7k Ovarian 6k 6k Uterine 17k 12k sqNSCLC 10k 7k Breast 32k 25k Others IMA402

Cancer Cell TCER® IMA402 Targeting PRAME Summary: Phase 1 Dose Escalation Study 32 Dose escalation in advanced stage indications at higher DLs ongoing T ole r ability Favorable tolerability profile Most common treatment - related AEs are low - grade CRS and transient lymphopenia Early dose escalation ongoing Initial clinical signal observed depending on target expression and TCER® dose Pharma c okin e tics Median half - life of ~7 days Potential for: • Bi - weekly dosing • Combination with CPIs Activity D e v elopm e n t Potential Primarily frontline (and adjuvant) settings in combination with checkpoint inhibitors and targeted agents • Near - term: 1L melanoma • Mid - term: Gynecologic cancers, others AE: adverse event; CRS: Cytokine release syndrome; CPI: checkpoint inhibitor IMA402 Data cut - off Nov 6, 2024 PRAME TCER® IMA402

Phase 1/2 Clinical Trial to Evaluate TCER® IMA402 Targeting PRAME 33 IMA402 1 Cutaneous melanoma, uveal melanoma, synovial sarcoma, endometrial cancer, ovarian cancer, squamous non - small cell lung cancer; 2 Step dosing introduced at DL4; Low - dose dexamethasone used as preventive measure for initial doses as applied for other bispecific T cell engagers; Clinicians can increase patient’s dose to previously cleared dose levels; MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; BLRM: Bayesian logistic regression model 360 µg 800 µg 3000 µg 5000 µg 120 µg 1600 µg 60 µg 20 µg DL1 DL2 DL3 DL4 DL5 DL7 DL9 DL6 tbd 4000 µg DL8 • MABEL - based starting dose • Dose escalation based on cohorts of 1 - 6 patients using adaptive design (BLRM model) • Weekly infusions 2 with potential to explore less frequent dosing based on PK data Key Eligibility Criteria O b jecti v es Primary: • Determine MTD and/or RP2D • Tolerability Secondary: • Initial anti - tumor activity • Pharmacokinetics • Recurrent and/or refractory solid tumors 1 • HLA - A*02:01 positive • ECOG status 0 - 1 • Received or not eligible for all available indicated standard of care treatments Total safety population (N=33) • MTD not yet determined • Dose escalation ongoing at DL9

34 IMA402 Demonstrates Favorable Tolerability in N=33 Patients Most Frequent Related AEs were Lymphopenia and CRS ≥ Grade 3 All Grades TEAEs, n [%] 17 [52] 33 [100] Any 15 [45] 32 [97] Treatment - related ≥ Grade 3 All Grades Treatment - related AEs 1 , n [%] 10 [30] 17 [52] Lymphopenia 1 [3] 16 [48] Cytokine release syndrome 0 9 [27] Arthralgia 0 9 [27] Fatigue 0 7 [21] Pruritus 0 7 [21] Rash 2 [6] 6 [18] Aspartate aminotransferase increased 1 [3] 5 [15] Alanine aminotransferase increased 0 5 [15] Pyrexia 2 [6] 4 [12] Anaemia 0 4 [12] Vomiting 0 3 [9] C - reactive protein increased 0 3 [9] Headache 0 3 [9] Rash maculo - popular 2 [6] 2 [6] Neutropenia 1 [3] 2 [6] Stomatitis 1 [3] 1 [3] Blood creatinine increased 1 [3] 1 [3] Electrocardiogram abnormal 1 [3] 1 [3] Gamma - glutamyltransferase increased 1 [3] 1 [3] Hypertension 1 [3] 1 [3] Immune - mediated arthritis 1 [3] 1 [3] Tumor lysis syndrome 1 [3] 1 [3] Tumor pain • Data here includes patients up to DL8 • Favorable tolerability profile • Most frequent/relevant related AEs were • transient lymphopenia, • mostly mild to moderate CRS (42% Grade 1, 3% Grade 2, 0% Grade 3, 3% Grade 4), majority at first dose • one DLT: Grade 4 CRS (fully resolved) • No IMA402 - related Grade 5 events • As of Jan 10, dose escalation remains ongoing at DL9 (5 mg) • MTD not reached 1 All treatment - emergent adverse events (TEAEs) at least possibly related to IMA402 infusion with grade 1 - 2 occurring in at least 9% of patients and all events with grade 3 - 5; CRS: Cytokine release syndrome; MTD: Maximum tolerated dose; DLT: dose limiting toxicity; One AE “Rash, Intermittent” was not coded at data cut - off, but added to the preferred term “Rash” Data cut - off Nov 6, 2024 IMA402

Positive/NT Negative PRAME Status 7+ * 1 - 6 Across DLs Dose Levels 78% 25% 14% Patients with Tumor Shrinkage Early Signs of Clinical Activity Associated with PRAME Expression and IMA402 Dose 35 BOR (RECIST 1.1) Ongoing response / SD (RECIST1.1/ iRECIST) Data cut - off Nov 6, 2024 * Patients who received DL7 or higher, either from start or as part of intra - patient dose - escalation; # continuing treatment; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BOR: Best Overall Response; BL: Baseline; NT: not tested or not evaluable for PRAME expression # # • Melanoma patient with confirmed partial response ongoing at 3 months (DL7, see next slide) • Melanoma patient with - 27.5% tumor shrinkage at first scan (DL8) • Uveal melanoma patient with - 25.0% tumor shrinkage deepening over time (started at DL4 and currently at DL7, see next slide) • Ovarian cancer patient with - 13% tumor shrinkage ongoing at 3 months (started at DL6 and currently at DL7) • Next update on Phase 1a with data at relevant dose levels in second - line and later melanoma planned in 2025 IMA402

Exemplary Patient Cases Suggesting Dose - Dependent Tumor Response 36 Data cut - off Nov 6, 2024 BOR: Best Overall Response; SD: Stable Disease; cPR: Confirmed Partial Response; arrow: Ongoing response / stable disease (RECIST 1.1/ iRECIST) Patients with Disease Control (RECIST1.1) at Relevant Doses (DL7+) Case 1 Case 2 DL7 DL7 Patient Characteristics & Outcomes 52 - year - old female with cutaneous melanoma Lesions in lung, lymph nodes, gall bladder, fat tissue, pancreas 1 prior line of therapy and maintenance with anti - PD - 1 Patient received DL7 from start (after step - up dosing) Ongoing cPR at 3 months post treatment start with - 40.2% reduction of target lesion size Patient Characteristics & Outcomes 46 - year - old female with uveal melanoma Lesions in liver 3 prior lines of therapy with anti - PD1 and tebentatafusp Patient received DL4 and went up to DL7 through intra - patient dose escalation Ongoing SD at 8+ months post - treatment start with - 25% reduction of target lesion size IMA402

TCER® IMA401 - Off - the - Shelf TCR Bispecific Targeting MAGEA4/8 37

The IMA401 Commercial Opportunity in Solid Cancers TCER® IMA401 Targeting MAGEA4/8 38 IMA401 Opportunity 1L Solid Tumors 1 Target prevalence is based on TCGA RNAseq data combined with a proprietary mass spec - guided RNA expression threshold; All patient numbers refer to MAGEA4/8 + /HLA - A*02:01 + patients in the US and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast; EU5: France, Germany, Italy, Spain, United Kingdom; sqNSCLC: squamous non - small - cell lung cancer, HNSCC: head and neck squamous cell carcinoma The MAGEA4/8 + and HLA - A*02:01 + addressable patients in the selected indications is ~62k per year ~26k US: ~36k EU5: IMA401 EU5 US 13k 9k sqNSCLC 4k 3k HNSCC 6k 3k Bladder 13k 11k Others MAGEA4/8 target prevalence 1 sq N SC L C : 52% HNSCC : 36%

Cancer Cell MAGEA4/8 TCER® IMA401 Targeting MAGEA4/8 Summary: Phase 1 Dose Escalation Study 39 AE: Adverse Event; CRS: Cytokine Release Syndrome; (c)ORR: (confirmed) objective response rate; PR: Partial Response; DCR: disease control rate; CPI: checkpoint inhibitors; q4w: once every four weeks; HNSCC: Head and neck squamous cell carcinoma; sqNSCLC: squamous non - small - cell lung cancer Data cut - off Jul 23, 2024 IMA401 Durable ongoing PRs of up to 13+ months 53% (9/17) DCR Tumor shrinkage in 53% (8/15) of patients Deep responses (tumor shrinkage of ≥ 50%) in four patients with deepening of responses observed over time T ole r ability Activity & Duration of Response 29% (5/17) ORR and 25% (4/16) cORR in patients with MAGEA4/8 high expression at relevant doses • Near - term: HNSCC • Mid - term: sqNSCLC, bladder and other squamous solid cancers Multiplexing with other T cell engagers , e.g., IMA402 (PRAME) D e v elopm e n t Potential Primarily frontline (and adjuvant) settings in combination with checkpoint inhibitors and targeted agents Most common treatment - related AEs are low - grade CRS, transient lymphopenia and neutropenia Pharma c okin e tics Median terminal half - life of 16.9 days Potential for: • Flexibility in dosing schedules • Combination with CPIs • Increasing dosing intervals to q4w Monotherapy and checkpoint inhibitor combination dose refinement ongoing TCER® IMA401

40 180 µg 540 µg 1800 µg 2500 µg Key Eligibility Criteria O b jecti v es Primary: • Determine MTD and/or RP2D Secondary: • Tolerability • Pharmacokinetics • Initial anti - tumor activity • Recurrent and/or refractory solid tumors • HLA - A*02:01 positive • MAGEA4/8 - positive as confirmed by mRNA - based assay 3 • ECOG status 0 - 2 • Received or not eligible for all available indicated standard of care treatments 60 µg 1200 µg 20 µg 6.6 µg • MTD not yet determined • Dose escalation ongoing to optimize dosing intervals and schedule Total safety population (N=35) • MABEL - based starting dose • Dose escalation based on cohorts of 1 - 6 patients using adaptive design (BLRM model) • Four initial q1w step dosings 1 up to target dose, q2w after reaching target dose 2 Trial Design – IMA401 - 101 Phase 1a Dose Escalation First - in - Human Basket Trial Targeting the MAGEA4/8 Peptide in Solid Tumors 1 Step dosing with 300 µg and 600 µg introduced at DL6; Low - dose dexamethasone pre - medication used at higher dose levels as used with other approved bispecific products has been implemented as preventive measure for continued dose escalation; Patients can increase their dose to previously cleared dose levels; 2 q2w: once every two weeks, weekly (q1w) dosing was applied up to DL5; 3 IMADetect®: proprietary mRNA - based assay using Immatics’ MS - guided threshold; BLRM: Bayesian logistic regression model; MTD: Maximum tolerated dose. DL1 DL2 DL3 DL4 DL5 DL6a DL7 DL6 tbd 2000 µg DL6b Data cut - off Jul 23, 2024 IMA401

41 IMA401 Demonstrates Manageable Tolerability in N=35 Patients Most Frequent Related AEs were Lymphopenia, CRS and Neutropenia ≥ Grade 3 All Grades TEAEs, n [%] 26 [74] 32 [91] Any 19 [54] 28 [80] Treatment - related ≥ Grade 3 All Grades Treatment - related AEs 1 , n [%] 11 [31] 12 [34] Lymphopenia 0 11 [31] Cytokine release syndrome 5 [14] 8 [23] Neutropenia 2 [6] 6 [17] Facial pain 4 [11] 5 [14] Anaemia 2 [6] 5 [14] Thrombocytopenia 1 [3] 5 [14] Headache 2 [6] 4 [11] Hypertension 2 [6] 4 [11] Leukopenia 0 4 [11] Fatigue 0 3 [9] Nausea 1 [3] 2 [6] Hypoxia 1[3] 1 [3] Aspartate aminotransferase increased 1[3] 1 [3] Febrile neutropenia 1[3] 1 [3] Pneumonia 1[3] 1 [3] Sinus tachycardia • Overall manageable tolerability profile • Most frequent/relevant related AEs were • transient lymphopenia • mild to moderate CRS (23% Grade 1, 9% Grade 2, no Grade ≥ 3 ), majority at first dose • neutropenia 2 occurred mostly at initial target dose and fully resolved in all cases except one (see below) • one possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported 3 • MTD not reached based on the BLRM 1 All treatment - emergent adverse events (TEAEs) at least possibly related to IMA401 infusion with grade 1 - 2 occurring in at least 9% of patients and all events with grade 3 - 5; 2 with three dose - limiting events at 2.5 mg (DLT), neutropenia observed in patients with and without dexamethasone pre - medication; 3 reported in Annual Report 2023, patient did not receive dexamethasone pre - medication; CRS: Cytokine Release Syndrome; BLRM: Bayesian logistic regression model; MTD: Maximum tolerated dose Data cut - off Jul 23, 2024 IMA401

1 Patients in this analysis had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression above indicated MAGEA4/A8 high qPCR threshold (n=17); PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease. Objective Responses are Associated with Target Expression Exploratory Analysis in Patients with MAGEA4/8 high Expression at Relevant IMA401 Doses (DL6 - 7; N=17) 42 Data cut - off Jul 23, 2024 qPCR - threshold MAGEA4/8 high qPCR - threshold for patient screening MAGEA4/8 RNA expression in pre - treatment biopsies relative to th r eshold N=17 patients with relevant IMA401 doses and MAGEA4/8 high levels 1 IMA401

IMA401 Demonstrates Initial Anti - Tumor Activity in Multiple Tumor Types 43 * Patients in this analysis are part of the efficacy analysis set with at least one post - treatment tumor assessment and had rece ived IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold (n=17); Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post in fusion scans or patients with progressive disease (PD) at any prior timepoint; two patients not included in tumor shrinkage calculation or shown in the figures as they had clinical progression and post - treatment tumor assessment is not available; PR: Partial Response; cPR: Confirmed Partial Response; SD: Stable Disease Data cut - off Jul 23, 2024 11 12 13 14 - 1 0 0 - 5 0 0 50 1 0 0 Change in Sum of Longest Diameter of Target Lesions from Baseline [%] ⯈ BL PR PD ⯈ ⯈ ⯈ ⯈ ⯈ Target Lesion r e s e c t e d ⯈ ⯈ Exploratory Analysis in Patients with MAGEA4/8 high Expression at Relevant IMA401 Doses (DL6 - 7; N=17*) ORR 29% (5/17) cO RR 25% (4/16) DCR 53% (9/17) Tumor shrin k a g e 53% (8/15) 0 1 2 3 4 5 6 7 8 9 10 Months post First IMA401 Infusion Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non - small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer. BOR (RECIST 1.1) Ongoing treatment IMA401 Cancer indications

The Immatics Opportunity 44

The Immatics Opportunity Delivering the Power of T Cells to Cancer Patients 45 Leveraging 2 TCR modalities to target solid cancers TCR - T cell therapy (ACTengine®) and TCR Bispecifics (TCER®) directed against pHLA targets to address late - and early - stage solid cancers Achieving robust cell therapy product manufacturing Manufacturing process optimized for product efficacy Manufacturing facility for clinical - stage and planned commercial supply Solid financial position and focus on clinical - stage assets Solid financial position to execute path to market Prioritize the clinical development of therapeutic product c and i d at es Delivering off - the - shelf Bispecifics to broaden the solid cancer opportunity Initial clinical data for TCER® IMA402 (PRAME) and IMA401 (MAGEA4/8) support exploring indication expansion and earlier treatment lines Delivering on the promise of cell therapy IMA203 with compelling clinical activity in 2L melanoma IMA203 SUPRAME Phase 3 trial has commenced IMA203CD8 data support investigation beyond melanoma 1 Includes all benefits of Breakthrough Therapy Designation; 2L: patients with unresectable or metastatic melanoma who have received at least 1 prior therapy Immatics Opportunity Progressing to commercial stage Buildout of commercial organization has commenced IMA203 received an RMAT 1 designation from the FDA

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